Exhibit 99.1

Ur-Energy Revises 2008 Lost Creek Drilling Information

Denver, Colorado (Marketwire – August 20, 2008) Ur-Energy Inc. (TSX:URE) (AMEX:URG)  (“Ur-Energy” or the “Company”) announces the following revisions to the Lost Creek drilling information provided in the Company’s press release dated August 18, 2008.

The 2008 drilling program at Lost Creek is intended to complete several phases of work on the project:

❖	Delineation drill holes to better define the orebody within Mine Unit #1 for wellfield planning.
❖	Exploration drilling to identify and define additional resources within the Lost Creek project area.
❖	Installation of pump test and monitor wells for baseline and engineering data on Mine Unit #1.
❖	Installation of an additional water well.

The following is the 2008 drilling completed through July 31st at Lost Creek:

❖	Of the 400+ delineation and exploration drill holes planned for 2008, 278 have been completed for a total of 182,690 feet (54,988 meters) as follows:
o	244 delineation holes (including 3 plant site condemnation holes), and
o	34 exploration holes.
❖	48 new pump test and monitor wells were drilled through July. 29 wells have been cased already in August. The remaining casing will be completed in the third quarter.
❖	1 additional water well was drilled.

“Although information was missed inadvertently in our previous press release, I am pleased that the revisions add to the already substantial amount of work that has been done at Lost Creek,” stated Bill Boberg, Ur-Energy President and CEO. “The 2008 drilling program continues on schedule and is expected to conclude on time and within budget.”

W. William Boberg, President and CEO, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information contained in this release.

About Ur-Energy

Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition, exploration and development of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the American Stock Exchange under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado USA and its registered office is in Ottawa, Ontario Canada. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies.  Such statements include the schedule for the pump test and monitoring wells to be cased and the number of drill holes planned in 2008 for Lost Creek.  Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.